UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 2009

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Entry into a Material Definitive Agreement

On February 17, 2009, China Cablecom Holdings, Ltd. (the “Company”) issued a press release disclosing that it has entered into an Amendment to the Framework Agreement (the “Amendment”), and has further extended its payment deadline to Binzhou Broadcasting and Television Network Co., Ltd., a PRC company (“Binzhou Broadcasting”), until December 31, 2009. The Company through Jinan Youxiantong Network Technology Co., Ltd., a PRC company which is controlled by the Company (“Jinan”), originally entered into a Framework Agreement to operate the cable network in Shandong Province with Binzhou Broadcasting in August 2007. Pursuant to the Framework Agreement, the Company acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province by entering into a series of asset purchase and services agreements with a company organized by a local state-owned enterprise owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. The asset purchase and service agreements covered a cable network that had 411,246 paying subscribers and entitled the Company to a 49% joint venture interest and 60% economic interest in operations, financial positions and cash flows generated by Binzhou Broadcasting for an initial duration term of 20 years. The original contract required completion of payments and full asset transfer by August 2008, which was later extended to December 31, 2008, further extended to January 31, 2009 and now to December 31, 2009. A copy of the Press Release is attached hereto as Exhibit 99.1.

Pursuant to the terms of the Amendment, in the event that Jinan fails to make the payment by December 31, 2009, the economic interest of both parties in Binzhou Broadcasting will be proportionally adjusted to reflect the amount of contribution provided by each party as of such date. A copy of the summary translation of the Amendment is attached hereto as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description
10.1	Summary Translation of the Amendment to the Framework Agreement dated February 11, 2009 between Binzhou Broadcasting and Television Network Co., Ltd. and Jinan Youxiantong Network Technology Co., Ltd.
99.1	Press Release dated February 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: March 6, 2009